December 20, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Daniel Morris and Irene Barberena-Meissner

Re:	Jet.AI Inc. Registration Statement on Form S-1 File No. 333-274432

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of Jet.AI Inc., I hereby request that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on December 21, 2023, or as soon thereafter as practicable.

Very truly yours,

JET.AI INC.

By:	/s/ Michael Winston
Name:	Michael Winston
Title:	Executive Chairman and Interim Chief Executive Officer

cc:	Heidi Mortensen, CrowdCheck Law LLP
Jeanne Campanelli, CrowdCheck Law LLP